

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Chris Carlson
Chief Financial Officer
Vertex Energy Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

> **Re: Vertex Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 001-11476**

Dear Chris Carlson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation